Scott Langille Employment Agreement of April 15, 2006
Agreement Amendments of December 18, 2006

1)
Section 6.2 currently reads:
" ViRexx will grant to Langille an option to purchase one hundred and fifty thousand (150,000) common shares of ViRexx at an option exercise price per share equal to the closing price of ViRexx's common shares on the  Toronto Stock Exchange on the date this Agreement becomes effective (the "Stock Option"), subject to the provisions  of ViRexx's stock options agreement and all applicable regulations and laws. The one hundred and fifty thousand (150,000) Options shall vest in equal 1/3 amounts over a three (3) year period as follows:

10-Apr-07  50,000
10-Apr-08  50,000
10-Apr-09  50,000

Section6.2 revised to read:
" ViRexx will grant to Langille an option to purchase one hundred and fifty thousand (150,000) common shares of ViRexx at an option exercise price per share equal to the closing price of ViRexx's common shares on the Toronto Stock Exchange on December 14, 2006 (the "Stock Option"), subject to the provisions  of ViRexx's stock options agreement and all applicable regulations and laws. The one hundred and fifty thousand (150,000) Options shall vest in equal 1/3 amounts over a three (3) year period as follows:

14-Dec-06  50,000
14-Dec-07  50,000
14-Dec-08  50,000

2)
Section 10.3 currently reads:
"ViRexx may, at its option, terminate Langille's employment pursuant to this Agreement in its sole discretion  for any reason, without cause, upon providing Langille with one (1) year's notice or payment in lieu thereof, which shall be inclusive of all notice required pursuant to the Employment Standards Code, Alberta. If ViRexx terminates Langille's employment without just cause and provides him with the above described notice, or pay in lieu of notice,  Langille agrees that he will no further claims against ViRexx. All benefits and allowances set out in Article 5,Article 6 and Article 7 above shall cease as of Langille's last day of work, subject to any conversion rights available to Langille under Virexx group benefit plan. If notice is given to langille by ViRexx and such notice contemplates that Langille will remain at ViRexx to perform his duties until the notice period ends, Langille shall be given reasonable time to conduct a new job search and engage in interviews with prospective employers."

Section 10.3 revised to read:
"ViRexx may, at its option, terminate Langille's employment pursuant to this Agreement in its sole discretion  for any reason, without cause, upon providing Langille 12 months payment of current salary which shall be  inclusive of all notice required pursuant to the Employment Standards Code, Alberta. Medical benefits will continue for 90 days after termination. If terminated, ViRexx will reimburse Langille for all relocation expenses back to Ontario If ViRexx terminates Langille's employment and provides him with 12 months payment of current salary + relocation expenses, Langille agrees that he will have no further claims against ViRexx.

3)
New Section: Home Office
Langille will work out of home office located in Elora Ontario 2 of every 4 weeks per month. The company will pay for return flights to Toronto 2 per month. Where possible Langille will coordinate flights to home office with Investor Relations work in Toronto and New York to save on travel costs. The company will reimburse all costs associated with   Langille maintaining his condominium in Edmonton (which replaces hotel and meal costs - see attached analysis), as well as the costs of setting up and maintaining a home office in Ontario (for example purchase of a fax machine, direct phone line, long distance costs etc.). The company will reimburse Langille for the transport of his vehicle back to Ontario for use while at home office.

4)	New Section: Revised Bonus for 2007 Langille's current project bonus of 20% of current salary will be increased to 25% of currently salary for 2007 Agreement Amendments Accepted:

Lorne Tyrrell   Scott Langille
18-Dec-06    18-Dec-06